                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


         HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
         ---------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     44913S
                                 --------------
                                 (CUSIP Number)

                                James F. Mosier,
                     Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                         875 Prospect Street, Suite 301
                               La Jolla, CA 92037
                                 (858) 456-6022
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                          Effective September 30, 2000
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44913S                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  PICO Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                          (a) [X]

                                                                      (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                      9,181,527 shares
8.       SHARED VOTING POWER:                    2,030,268 shares
9.       SOLE DISPOSITIVE POWER:                 9,181,527 shares
10.      SHARED DISPOSITIVE POWER:               2,030,268 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  11,211,795 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  45.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  CO; HC

CUSIP NO. 44913S                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Physicians Insurance Company of Ohio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                         (a) [X]

                                                                     (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                     None
8.       SHARED VOTING POWER:            1,388,044 shares
9.       SOLE DISPOSITIVE POWER:                None
10.      SHARED DISPOSITIVE POWER:       1,388,044 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  1,388,044 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                      [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  8.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

CUSIP NO. 44913S                  AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Citation Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                           (a) [X]

                                                                       (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                           None
8.       SHARED VOTING POWER:                  642,224 shares
9.       SOLE DISPOSITIVE POWER:                      None
10.      SHARED DISPOSITIVE POWER:             642,224 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  642,224 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  3.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):                       [ ]

                  IC

CUSIP NO. 44913S                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Sequoia Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                         (a) [X]

                                                                     (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                None
8.       SHARED VOTING POWER:                       642,224 shares
9.       SOLE DISPOSITIVE POWER:                           None
10.      SHARED DISPOSITIVE POWER:                  642,224 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  642,224 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  3.9%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):                       [ ]

                  IC

ITEM 1.    SECURITY AND ISSUER.

           This Amendment No. 6 to Schedule 13D ("Amendment No. 6") relates to the shares of Common Stock, $.001 par value (the "HyperFeed Shares"), of HyperFeed Technologies, Inc., a Delaware corporation formerly known as PC Quote, Inc. ("HyperFeed"). The address of the principal executive offices of HyperFeed is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606.

ITEM 2.    IDENTITY AND BACKGROUND.

         The persons filing this Amendment No. 6 are PICO Holdings, Inc. ("Holdings"), Physicians Insurance Company of Ohio ("Physicians"), Citation Insurance Company ("Citation") and Sequoia Insurance Company ("Sequoia").

         A. Holdings is a California insurance and investment holding company which is the parent of Physicians and Citation and the indirect parent of Sequoia. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

         The directors of Holdings include:

            (i) S. Walter Foulkrod, III, Esq., whose business address is S. Walter Foulkrod, III & Associates, 1800 Linglestown Road, Suite 306, Harrisburg, Pennsylvania 17110. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

            (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.

            (iii) David A. Williams, whose business address is One First Canadian Place, Suite 6250, Toronto, Ontario M5X1C7, Canada. He is Chairman of Roxborough Holdings Limited, an investment firm. Mr. Williams is a citizen of Canada.

            (iv) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of each of Holdings and Physicians and Chairman of the Board of each of Citation and Sequoia.

            (v) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Board of each of Holdings and Physicians. Mr. Langley is a citizen of Australia.

            (vi) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

            (vii) Carlos C. Campbell, whose business address is 11530 Links Drive, Reston, Virginia 20190-4821. Mr. Campbell is President of C.C. Campbell & Company, a business consulting firm. Mr. Campbell is a citizen of the United States.

            (viii) Robert R. Broadbent, whose business address is Tower City Center, 2900 Terminal Tower, Cleveland, Ohio 44113-2204. Mr. Broadbent is a retail consultant. Mr. Broadbent is a citizen of the United States.

         The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

            (i) Richard H. Sharpe, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Sharpe serves as Chief Operating Officer of each of Holdings and Physicians. Mr. Sharpe is a citizen of the United States.

            (ii) Gary W. Burchfield, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Burchfield serves as Chief Financial Officer and Treasurer of each of Holdings and Physicians. He is a United States citizen.

            (iii) James F. Mosier, Esq., whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Mosier serves as General Counsel and Corporate Secretary of each of Holdings and Physicians and Secretary of each of Citation and Sequoia. He is a United States citizen.

         There is no longer a controlling shareholder of Holdings.

         B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is 6958 Americana Parkway Drive, Reynoldsburg, Ohio 43068-4115. Physicians is a wholly-owned subsidiary of Holdings.

         The directors of Physicians are S. Walter Foulkrod, III, Esq.; Richard
D. Ruppert, MD; John R. Hart; Ronald Langley; and John D. Weil. Each of their backgrounds has been described in Item 2(A) of this Amendment No. 6.

         The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

            (i) Richard H. Sharpe, whose background is described in Item 2(A) of this Amendment No. 6.

            (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, 6958 Americana Parkway Drive, Reynoldsburg, Ohio 43068-4115. Ms. Althauser serves as Vice President, Claims of Physicians. She is a United States citizen.

            (iii) Gary W. Burchfield, whose background is described in Item 2(A) above.

            (iv) James F. Mosier, Esq., whose background is described in Item 2(A) above.

         C. Citation is a California-domiciled insurance corporation licensed to write property and casualty insurance in Arizona, California, Colorado, Hawaii, Nevada, New Mexico and Utah. Citation's business address is 70 Garden Court, 2nd Floor, Monterey, California 93940. Citation is a wholly-owned subsidiary of Holdings.

         The directors of Citation include:

            (i) John R. Hart, whose background is described in Item 2(A) of this Amendment No. 6.

            (ii) Ronald Langley, whose background is described in Item 2(A) of this Amendment No. 6.

            (iii) Richard H. Sharpe, whose background is described in Item 2(A) of this Amendment No. 6.

            (iv) Charles E. Bancroft, whose business address is 70 Garden Court, 2nd Floor, Monterey, California 93940. Mr. Bancroft is President, Chief Executive Officer and a director of Citation and Sequoia. Mr. Bancroft is a citizen of the United States.

         The executive officers of Citation, in addition to Messrs. Hart and Bancroft, are:

            (i) Robert M. Erickson, whose business address is 70 Garden Court, 2nd Floor, Monterey, California 93940. Mr. Erickson is Chief Financial Officer, Treasurer and Assistant Secretary of Citation and Sequoia. Mr. Erickson is a citizen of the United States.

            (ii) James F. Mosier, Esq., whose background is described in Item 2(A) of this Amendment No. 6.

         D. Sequoia is a California-domiciled insurance corporation licensed to write insurance coverage for property and casualty risks within the States of California and Nevada. Sequoia is a wholly-owned subsidiary of Physicians.

         The directors of Sequoia are John R. Hart; Ronald Langley; Richard H. Sharpe; and Charles E. Bancroft. Their respective backgrounds are described in Items 2(A) and 2(C) of this Amendment No. 6.

         The executive officers of Sequoia are John R. Hart, Chairman of the Board; Charles E. Bancroft, President and Chief Executive Officer; Robert M. Erickson, Chief Financial Officer, Treasurer and Assistant Secretary; and James
F. Mosier, Esq., Secretary. Their respective backgrounds are described in Items 2(A) and 2(C) of this Amendment No. 6.

         E. During the last five years, neither Citation nor Sequoia and, to the best knowledge of Holdings, no individual named in Item 2(A), Item 2(B), Item 2(C) or Item 2(D) of this Agreement No. 6, has been convicted in a criminal proceeding.

         F. During the last five years, neither Citation nor Sequoia and, to the best knowledge of Holdings, no individual named in Item 2(A), Item 2(B), Item 2(C) or Item 2(D) of this Amendment No. 6, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Please see Item 4 of this Amendment No. 6.

ITEM 4.    PURPOSE OF TRANSACTION.

           As noted in Item 4 of Amendment No. 5 to Schedule 13D filed on behalf of Holdings and Physicians with the SEC on February 17, 1999 ("Amendment No. 5"), on September 23, 1998, PC Quote, Inc. ("PC Quote," now known as HyperFeed) entered into a Securities Purchase Agreement (the "1998 Purchase Agreement") with Holdings and Physicians providing for the conversion of the PC Quote debt owned by Holdings and Physicians into convertible preferred stock and a warrant to purchase shares of PC Quote common stock. The closing of these transactions occurred on December 18, 1998.

           Pursuant to the terms of the 1998 Purchase Agreement, Physicians acquired 19,075 shares of Series A 5% Convertible Preferred Stock (the "Series A Preferred Stock") through the conversion of a Subordinated Convertible Debenture dated November 14, 1996, as amended; and Holdings was issued 28,791 shares of Series B 5% Convertible Preferred Stock (the "Series B Preferred Stock") in consideration for the cancellation of indebtedness from PC Quote to Holdings, Citation and Sequoia. The terms of the Subordinated Convertible Debenture, the indebtedness from PC Quote to Holdings, Citation and Sequoia, the Series A Preferred Stock and the Series B Preferred Stock are more fully described in Amendment No. 5.

           On December 18, 1998, PC Quote also issued to Holdings a Common Stock Purchase Warrant covering 3,106,163 shares of PC Quote common stock (the "December 1998 Warrant"). The terms of the December 1998 Warrant are more fully described in Amendment No. 5.

           On May 2, 2000, at the request of Holdings, HyperFeed caused four Common Stock Purchase Warrants covering an aggregate of 3,106,163 shares of PC Quote common stock (now HyperFeed Shares) to be reissued in place of the December 1998 Warrant: (a) one to Holdings covering 1,245,643 shares; (b) one to Physicians covering 1,378,872 shares; (c) one to Citation covering 240,824 shares; and (d) one to Sequoia covering 240,824 shares. This reissuance reflected more appropriately the conversion of outstanding indebtedness of PC Quote held by Holdings, Physicians, Citation and Sequoia contemplated by the 1998 Purchase Agreement.

           Similarly, on August 17, 2000, at the request of Holdings, HyperFeed reissued the 28,791 shares of Series B Preferred Stock which has been issued to Holdings as follows: (a) to Holdings - 20,763 shares; (b) to Citation - 4,014 shares; and (c) to Sequoia - 4,014 shares. This reissuance also reflected more appropriately the conversion of outstanding indebtedness of PC Quote held by Physicians, Citation and Sequoia contemplated by the 1998 Purchase Agreement.

           Effective as of September 30, 2000, Holdings purchased from Physicians the following securities: (a) 1,304,180 HyperFeed Shares, at a purchase price of $3.74 per share; (b) Physicians' Common Stock Purchase Warrant covering 1,378,872 HyperFeed Shares, at a purchase price of $3.74; and (c) 19,075 shares of Series A Preferred Stock, at a purchase price of $3.74 per share. These purchases were subject to approval by the Ohio Department of Insurance, which approval was given effective September 30, 2000. Holdings paid Physicians cash in the aggregate amount of approximately $15 million in consideration for the HyperFeed Shares, the Common Stock Purchase Warrant and the Series A Preferred Stock. Holdings used working capital to fund the acquisition.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.


           (A) (B) Beneficial Ownership of HyperFeed Shares:


                                            HyperFeed Shares
                                          which may be Acquired
                                            upon Exercise of
                                          Common Stock Purchase
                                            Warrants or upon
                                              Conversion of
                                           Series A Preferred     Total HyperFeed        Percent of Out-
                   HyperFeed Shares        Stock or Series B       Shares Bene-        standing HyperFeed
Person (1)         Currently Held         Preferred Stock          Ficially Owned           Shares (2)
----------          --------------      ---------------------      --------------           ----------
Holdings            2,370,000 (3)       8,841,795(4)(5)(6)            11,211,795                 45.7%
Physicians            745,820 (3)         642,224      (6)             1,388,044                  8.5%
Citation                    0             642,224      (5)               642,224                  3.9%
Sequoia                     0             642,224      (6)               642,224                  3.9%

-------------------

(1) None of the directors or executive officers of Holdings, Physicians, Citation or Sequoia individually beneficially own any HyperFeed Shares. The directors and executive officers of each of Holdings, Physicians, Citation and Sequoia disclaim beneficial ownership of the HyperFeed Shares beneficially owned by the corporation for which they serve as directors and/or executive officers.

(2) The percent of the outstanding HyperFeed Shares is based upon the number of HyperFeed Shares outstanding as of September 30, 2000 (15,710,218), the number of HyperFeed Shares that the person may acquire upon exercise of outstanding Common Stock Purchase Warrants and the number of HyperFeed Shares that the person may acquire upon conversion of Series A Preferred Stock or Series B Preferred Stock.

(3) Includes 745,820 HyperFeed Shares beneficially owned directly by Physicians which is a direct wholly-owned subsidiary of Holdings. As a result of Holdings' status as parent of Physicians, Physicians and Holdings may be deemed to share voting and investment power with respect to these HyperFeed Shares.

(4) Includes 3,573,547 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrants beneficially owned directly by Holdings. Also includes 2,076,300 HyperFeed Shares which may be acquired upon conversion of the Series B Preferred Stock beneficially owned directly by Holdings and 1,907,500 HyperFeed Shares which may be acquired upon conversion of the Series A Preferred Stock beneficially owned directly by Holdings.

(5) Includes 240,824 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrant beneficially owned directly by Citation which is a direct wholly-owned subsidiary of Holdings. Also includes 401,400 HyperFeed Shares which may be acquired upon conversion of the Series B Preferred Stock beneficially owned directly by Citation. As a result of Holdings' status as parent of Citation, Citation and Holdings may be deemed to share voting and investment power with respect to these HyperFeed Shares.

(6) Includes 240,824 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrant beneficially owned directly by Sequoia which is a direct wholly-owned subsidiary of Physicians. Also includes 401,400 HyperFeed Shares which may be acquired upon conversion of the Series B Preferred Stock beneficially owned directly by Sequoia. As a result of Holdings' status as parent of Physicians and Physicians' status as part of Sequoia, Sequoia, Physicians and Holdings may be deemed to share voting and investment power with respect to these HyperFeed Shares.

           (C)    See Item 4 of this Amendment No. 6.

           (D)    See Items 5(A) and 5(B) of this Amendment No. 6.

           (E)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


           See Item 4 of this Amendment No. 6.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A -     Joint Filing Agreement, dated as of October 30, 2000,
                           among PICO Holdings, Inc., Physicians Insurance
                           Company of Ohio, Citation Insurance Company and
                           Sequoia Insurance Company

           Exhibit B -     Common Stock Purchase Warrant reissued to PICO
                           Holdings, Inc.

           Exhibit C -     Common Stock Purchase Warrant reissued to Physicians
                           Insurance Company of Ohio (sold to PICO Holdings,
                           Inc. effective September 30, 2000)

           Exhibit D -     Common Stock Purchase Warrant reissued to Citation
                           Insurance Company

           Exhibit E -     Common Stock Purchase Warrant reissued to Sequoia
                           Insurance Company

           Exhibit F -     Common Stock Purchase Warrant issued to PICO
                           Holdings, Inc. by PC Quote, Inc. on May 5, 1997
                           (Incorporated herein by reference to Exhibit E to Amendment No. 1)

           Exhibit G -     Form of First Amendment to Common Stock Purchase
                           Warrant between PC Quote, Inc. and PICO Holdings,
                           Inc. with respect to Common Stock Purchase Warrant issued on May 5, 1997 (Incorporated herein by reference to

                           Exhibit 4.5 to PC Quote, Inc.'s Current Report on Form 8-K, dated and filed with the SEC on October 6, 1998 (the "PC Quote 1998 Form 8-K"))

           Exhibit H -     Common Stock Purchase Warrant issued to PICO
                           Holdings, Inc. by PC Quote, Inc. on August 8, 1997
                           (Incorporated herein by reference to Exhibit C to
                           Amendment No. 2 to Schedule 13D filed on behalf of
                           Holdings and Physicians with the SEC on September 17,
                           1997)

           Exhibit I -     Form of First Amendment to Common Stock Purchase
                           Warrant between PC Quote, Inc. and PICO Holdings,
                           Inc. with respect to Common Stock Purchase Warrant issued on August 8, 1997 (Incorporated herein by reference to Exhibit 4.6 to the PC Quote 1998 Form
                           8-K)

           Exhibit J -     Certificate of Designations of Series A and Series B
                           Preferred Stock of PC Quote, Inc. (Incorporated herein by reference to Exhibit 3(d) to PC Quote, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998)

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 30, 2000                   PICO HOLDINGS, INC.


                                          By: /s/ James F. Mosier
                                             --------------------
                                              James F. Mosier,
                                              General Counsel and Secretary


Date:  October 30, 2000                  PHYSICIANS INSURANCE COMPANY OF OHIO


                                         By: /s/ James F. Mosier
                                            --------------------
                                              James F. Mosier,
                                              General Counsel and Secretary


Date:  October 30, 2000                  CITATION INSURANCE COMPANY


                                         By: /s/ James F. Mosier
                                             --------------------
                                             James F. Mosier,
                                             Secretary


Date:  October 30, 2000                  SEQUOIA INSURANCE COMPANY

                                         By: /s/ James F. Mosier
                                            --------------------
                                              James F. Mosier,
                                              Secretary

                                                                       EXHIBIT A
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock of HyperFeed Technologies, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 30th day of October, 2000.


                                   PICO HOLDINGS, INC.


                                   By: /s/ James F. Mosier
                                      -----------------------------------------
                                      James F. Mosier, General Counsel
                                       and Secretary



                                   PHYSICIANS INSURANCE COMPANY OF OHIO


                                    By: /s/ James F. Mosier
                                      -----------------------------------------
                                        James F. Mosier, General Counsel
                                          and Secretary


                                   CITATION INSURANCE COMPANY


                                    By: /s/ James F. Mosier
                                      -----------------------------------------
                                        James F. Mosier, Secretary


                                   SEQUOIA INSURANCE COMPANY


                                    By: /s/ James F. Mosier
                                      -----------------------------------------
                                        James F. Mosier, Secretary

                                                                       EXHIBIT B
                                                                       ---------

                          COMMON STOCK PURCHASE WARRANT
                         REISSUED TO PICO HOLDINGS, INC.

                                                            Common Stock Warrant
                                                                1,245,643 Shares

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

                                                       Void after April 30, 2005

                          COMMON STOCK PURCHASE WARRANT

         THIS CERTIFIES THAT, for value received, PICO HOLDINGS, INC., a California corporation, is entitled to purchase a minimum of One Million Two Hundred Forty-five Thousand Six Hundred Forty Three (1,245,643) shares of Common Stock of PC QUOTE, INC., a Delaware corporation, at a price per share (the "Warrant Price") equal to $1.575, subject to adjustments and all other terms and conditions set forth in this Warrant.

         1. DEFINITIONS. As used herein, the following terms, unless the context otherwise requires, shall have the following meanings:

                  (a) "Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  (b) "Acquisition" shall mean any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

                  (c) "Commission" shall mean the Securities and Exchange Commission, or any other Federal agency at the time administering the Act.

                  (d) "Common Stock" shall mean shares of the Company's presently or subsequently authorized Common Stock, and any stock into which such Common Stock may hereafter be exchanged.

                  (e) "Company" shall mean PC QUOTE, INC., a Delaware corporation, and any corporation which shall succeed to or assume the obligations of PC QUOTE, INC., under this Warrant.

                  (f) "Date of Grant" shall mean December 18, 1998.

                  (g) "Exercise Date" shall mean the effective date of the delivery of the Notice of Exercise pursuant to Section 4 below.

                  (h) "Holder" shall mean any person who shall at the time be the registered holder of this Warrant.

                  (i) "Shares" shall mean shares of the Company's Common Stock, as described in the Company's Certificate of Incorporation.

         2. ISSUANCE OF WARRANT AND CONSIDERATION THEREFOR. This Warrant is issued in consideration for the renegotiation of the terms of a promissory note issued by the Company and held by PICO HOLDINGS, INC. ("PICO") and the purchase of preferred stock in the Company by PICO pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement") dated September 23, 1998 by and among the Company, PICO and PHYSICIANS INSURANCE COMPANY OF OHIO ("PHYSICIANS").

         3. TERM. The purchase right represented by this Warrant is exercisable only during the period commencing upon the Date of Grant and ending on April 30, 2005.

         4. METHOD OF EXERCISE AND PAYMENT.

                  (a) METHOD OF EXERCISE. Subject to Section 3 hereof and compliance with all applicable Federal and state securities laws, the purchase right represented by this Warrant may be exercised, in whole or in part and from time to time, by the Holder by (i) surrender of this Warrant and delivery of the Notice of Exercise (the form of which is attached hereto as EXHIBIT A), duly executed, to the principal office of the Company and (ii) payment to the Company of an amount equal to the product of the Warrant Price, as adjusted under
Section 5, multiplied by the number of Shares then being purchased pursuant to one of the payment methods permitted under Section 4(b) below.

                  (b) METHOD OF PAYMENT. Payment shall be made either (1) by check drawn on a United States bank and for United States funds made payable to the Company, or (2) by wire transfer of United States funds for the account of the Company.

                  (c) NET ISSUE EXERCISE. Notwithstanding any provisions herein to the contrary, in lieu of payment of the exercise price in cash, the Holder may elect to receive Shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with a properly endorsed notice of exercise and notice of such election in which event the Company shall issue to the Holder a number of Shares computed using the following formula:

                                     Y(A-B)
                                 X= ----------
                                        A



Where             X =      The number of shares of Common Stock to be issued to
                           the Holder,

                  Y = The number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation),

                  A = The fair market value of one share of the Company's Common Stock (at the date of such calculation), and

                  B =      The Warrant Price, as adjusted.

For purposes of the above calculation, fair market value of one Share shall be determined by the Company's Board of Directors in good faith; provided, however, that where there exists a public market for the Company's Common Stock at the time of such exercise, fair market value shall mean the average over the preceding twenty trading days (or such fewer number of days as such public market has existed) of the mean of the closing bid and asked prices on the over-the-counter market as reported by American Stock Exchange, or if the Common Stock is then traded on a national securities exchange other than the American Stock Exchange, the average over the preceding twenty trading days (or such fewer number of days as the Common Stock has been so traded) of the closing sale prices on the principal national securities exchange or the National Market on which it is so traded.

                  (d) DELIVERY OF CERTIFICATE. In the event of any exercise of the purchase right represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder within ten days of delivery of the Notice of Exercise and, unless this Warrant has been fully exercised or has expired, a new warrant representing the portion of the Shares with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder within such ten day period.

                  (e) NO FRACTIONAL SHARES. No fractional Shares shall be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment therefor upon the basis of the fair market value per Share as of the date of exercise.

                  (f) COMPANY'S REPRESENTATIONS.

                          (i) All Shares which may be issued upon the exercise
of the purchase right represented by this Warrant shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer under applicable federal and state securities laws. During the period within which the purchase right represented by this Warrant may be exercised, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of the purchase right represented by this Warrant, a sufficient number of Shares to provide for the exercise of the purchase right represented by this Warrant;

                         (ii) This Warrant has been duly authorized and executed
by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights;

                         (iii) The execution and delivery of this Warrant are
not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be inconsistent with the Company's Certificate of Incorporation or Bylaws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or require the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency (other than such consents, approvals, notices, actions, or filings as have already been obtained or made, as the case may be).

         5. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES. The number of securities issuable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

                  (a) ADJUSTMENT FOR DIVIDENDS IN STOCK. In case at any time or from time to time on or after the date hereof the holders of the Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock of the Company by way of dividend then, and in each case, the Holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of Shares receivable thereupon, and without payment of any additional consideration therefor, the amount of such other or additional stock of the Company which such Holder would hold on the date of such exercise had it been the holder of record of such Common Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such Shares and/or all other additional stock receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraphs (b) and (c) of this Section 5.

                  (b) ADJUSTMENT FOR RECLASSIFICATION OR REORGANIZATION. In case of any reclassification or change of the outstanding securities of the Company or of any consolidation, merger or reorganization of the Company on or after the date hereof, then and in each such case the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, consolidation, merger or reorganization, shall be entitled to receive, in lieu of or in addition to the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in paragraphs (a) and
(c); in each such case, the terms of this Section 5 shall be applicable to the shares of stock or other securities property receivable upon the exercise of this Warrant after such consummation.

                  (c) STOCK SPLITS AND REVERSE STOCK SPLITS. If, at any time on or after the date hereof, the Company shall subdivide its outstanding Shares into a greater number of Shares, the Warrant Price in effect immediately prior to such subdivision shall thereby be proportionately reduced and the number of Shares receivable upon exercise of this Warrant shall thereby be proportionately increased; and, conversely, if at any time on or after the date hereof the outstanding number of Shares shall be combined into a smaller number of Shares, the Warrant Price in effect immediately prior to such combination shall thereby be proportionately increased and the number of Shares receivable upon exercise of the Warrant shall be proportionately decreased.

                  (d) RIGHTS, OPTIONS OR WARRANTS. If the Company issues rights, options or warrants to all holders of its Shares, without any charge to such holders, entitling them (for a period expiring within 45 days after the record date mentioned below in this paragraph (d)) to subscribe for or to purchase Shares at a price per share lower than the then current market price per Share at the record date mentioned below (as defined in paragraph (f) below), the number of Shares thereafter purchasable upon exercise of each Warrant shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of Shares outstanding on such record date plus the number of additional Shares offered for subscription or purchase, and of which the denominator shall be the number of Shares outstanding on such record date plus the number of Shares which the aggregate offering price of the total number of Shares so offered would purchase at the then current market price per Share. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective retroactively to immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

                  (e) OTHER DISTRIBUTIONS. If the Company distributes to all holders of its Shares shares of stock other than Common Stock or evidences of its indebtedness or assets (excluding cash dividends payable out of consolidated earnings or retained earnings and dividends or distributions referred to in paragraph (a) above) or rights, options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase Shares (excluding those referenced in Section (2) above), then in each case the number of Shares thereafter issuable upon the exercise of each warrant shall be determined by multiplying the number of Shares theretofore issuable upon the exercise of each Warrant, by a fraction, of which the numerator shall be the current market price per Share (as defined in paragraph (f) below) on the record date mentioned below in this paragraph (e), and of which the denominator shall be the current market price per Share on such record date, less the then fair value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive) of the portion of the shares of stock other than the Common Stock or assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one Share. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to immediately after the record date for the determination of stockholders entitled to receive such distribution.

                  (f) CURRENT MARKET PRICE. For the purposes of any computation under paragraphs (d) and (c) of this Section 5, the current market price per Share at any date shall be the average of the daily closing prices for fifteen consecutive trading days commencing twenty trading days before the date of such computation. The closing price for each day shall be the closing sale price or in case no such reported sale takes place on such day, the average of the closing bid and asked prices for such day, in either case on the American Stock Exchange or such other principal national securities exchange or National Market on which the Shares are listed or admitted to trading, or if they are not listed or admitted to trading on any national securities exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market, but are traded in the over-the-counter market, the average of the representative closing bid and asked quotations for the Common Stock, on the NASDAQ system or any comparable system, or, in case no sale is publicly reported, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers selected by the Company for that purpose.

                  (g) ADJUSTMENTS TO WARRANT PRICE. Whenever the number of Shares purchasable upon exercise of this Warrant is adjusted, as herein provided, the Warrant Price shall be adjusted by multiplying the Warrant Price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Shares so purchasable immediately thereafter.

                  (h) CERTIFICATE AS TO ADJUSTMENTS. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish the Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish the Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

         6. ACQUISITIONS

                  (a) ASSUMPTION OF WARRANT. If upon the closing of any Acquisition the successor entity assumes the obligations of this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing.

                  (b) NONASSUMPTION. If upon the closing of any Acquisition the successor entity does not assume the obligations of this Warrant and the Holder has not otherwise exercised this Warrant in full, then the unexercised portion of this Warrant shall be deemed to have been automatically converted pursuant to
Section 4(c) and thereafter the Holder shall participate in the acquisition on the same terms as other holders of the same class of securities of the Company.

                  (c) PURCHASE RIGHT. Notwithstanding the foregoing, at the election of the Holder, the Company shall purchase the unexercised portion of this Warrant for cash upon the closing of any Acquisition for an amount equal to
(a) the fair market value of any consideration that would have been received by the Holder in consideration of the Shares had the Holder exercised the unexercised portion of this Warrant immediately before the record date for determining the stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Warrant Price of the Shares, but in no event less than zero.

         7. NOTICES; INFORMATION; REGISTRATION.

                  (a) NOTICE OF CERTAIN EVENTS. If the Company proposes at any time (a) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of Common Stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give the Holder (1) at least 20 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Common Stock will be entitled thereto) or in respect of the matters referred to in (c) and (d) above for determining rights to vote, if any; (2) in the case of the matters referred to in (c) and (d) above at least 20 days prior written notice of the date when the same will take place (and specifying the date on which the holders of Common Stock will be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

                  (b) INFORMATION RIGHTS. So long as the Holder holds this Warrant and/or any of the Shares acquired on exercise of this Warrant, the Company shall deliver to the Holder (a) promptly after mailing, copies of all notices or other written communications to the stockholders of the Company, (b) within ninety days after the end of each fiscal year of the Company, the annual audited financial statements of the Company audited by independent public accountants of recognized standing and (c) within forty-five days after the end of each of the first three quarters of each fiscal year, the Company's quarterly, unaudited financial statements.

                  (c) REGISTRATION UNDER SECURITIES ACT OF 1933. The Company agrees that the Shares underlying this Warrant shall be "Registrable Securities" under that certain Registration Rights Agreement, dated December 18, 1998, among the Company, PICO and PHYSICIANS.

         8. COMPLIANCE WITH ACT; TRANSFERABILITY AND NEGOTIABILITY OF WARRANT; DISPOSITION OF SHARES.


                  (a) COMPLIANCE WITH ACT. The Holder, by acceptance hereof, agrees that this Warrant and the Shares to be issued upon the exercise hereof are being acquired solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof and that it will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon the exercise hereof except under circumstances which will not result in a violation of the Act. This Warrant and the Shares to be issued upon the exercise hereof (unless registered under the Act) shall be imprinted with a legend in substantially the following form:

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

In addition, this Warrant and the Shares to be issued upon the exercise hereof shall bear any legends required by the securities laws of any applicable states.

                  (b) TRANSFERABILITY AND NEGOTIABILITY OF WARRANT. This Warrant may not be transferred or assigned in whole or in part without compliance with all applicable federal and state securities laws by the transferor and the transferee (including the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, if reasonably requested by the Company and the transfer is to a person other than a general partner or affiliate of the initial Holder). Subject to the provisions of this Warrant with respect to compliance with the Act, title to this Warrant may be transferred by endorsement and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery. The Company shall act promptly to record transfers of this Warrant on its books, but the Company may treat the registered holder of this Warrant as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

                  (c) DISPOSITION OF SHARES. With respect to any offer, sale, transfer or other disposition of any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Shares, except for any such offer, sale, transfer or other disposition of Shares to an affiliate of the initial Holder, the Holder and each subsequent holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, and if such transfer is not pursuant to Rule 144, a written opinion of legal counsel for such holder, if requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification of such Shares. Notwithstanding the foregoing, such Shares may be offered, sold or otherwise disposed of in accordance with Rule 144, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 have been satisfied. Each certificate representing the Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a restrictive legend as to the applicable restrictions on transferability in order to insure compliance with the Act, unless in the aforesaid opinion of legal counsel for the holder, such legend is not required in order to insure compliance with the Act.

         9. RIGHTS OF STOCKHOLDERS. No Holder shall be entitled to vote or receive dividends or be deemed the holder of Shares or any other securities of the Company which may at any time be issuable on the exercise of this Warrant for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, consolidation, merger, transfer of assets or otherwise) or, except as expressly required herein, to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares issuable upon exercise hereof shall have become deliverable, as provided herein.

         10. REPLACEMENT OF WARRANTS. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

         11. EXCHANGE OF WARRANT. Subject to the other provisions of this Warrant, on surrender of this Warrant for exchange, and subject to the provisions of this Warrant with respect to compliance with the Act, the Company at its expense shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of Shares issuable upon exercise thereof.

         12. NOTICES. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such Holder from time to time.

         13. WAIVER. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

         14. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the State of California.

         15. TITLES AND SUBTITLES; FORMS OF PRONOUNS. The titles of the Sections and Subsections of this Warrant are for convenience only and are not to be considered in construing this Warrant. All pronouns used in this Warrant shall be deemed to include masculine, feminine and neuter forms.

         16 ATTORNEYS' FEES. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys' fees.

 Dated:  December 18, 1998.         PC QUOTE, INC., a Delaware corporation


                                    By:   /s/ Jim R. Porter
                                       ----------------------------------------
                                       Jim R. Porter, Chairman of the Board and
                                       Chief Executive Officer


                                    By:   /s/ John E. Juska, Secertary
                                      ----------------------------------------
                                      John E. Juska, Secretary

                                    EXHIBIT A

                               NOTICE OF EXERCISE
                               ------------------

TO:  PC QUOTE, INC.

         1. The undersigned Holder of the attached Common Stock Purchase Warrant hereby elects to exercise its purchase right under such Warrant with respect to ________________ Shares, as defined in the Warrant.

         2. The undersigned Holder elects to pay the aggregate Warrant Price for such Shares (the "Exercise Shares") in the following manner:

                  [ ] by the enclosed check drawn on a United States bank and for United States funds made payable to the Company in the amount of $_____________;

                  [ ] by wire transfer of United States funds to the account of the Company in the amount of $___________, which transfer has been made before or simultaneously with the delivery of this Notice pursuant to the instructions of the Company; or

                  [ ]      pursuant to the Net Exercise provisions set forth in
                           Section 4(c) of the Warrant.

         3. Please issue a stock certificate or certificates representing the appropriate number of Shares in the name of the undersigned or in such other names as is specified below:

                                        Name:__________________________

                                        Address:_______________________
                                        _______________________________
                                        _______________________________

                                        TIN:___________________________


                                        HOLDER:


                                        By:____________________________
                                           Name:
                                           Title:
Date:______________________

                                                                       EXHIBIT C
                                                                       ---------

                          COMMON STOCK PURCHASE WARRANT
                                   REISSUED TO
                      PHYSICIANS INSURANCE COMPANY OF OHIO
                     (sold to PICO Holdings, Inc. effective
                               September 30, 2000)

                                                            Common Stock Warrant
                                                                1,378,872 Shares

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

                                                       Void after April 30, 2005

                          COMMON STOCK PURCHASE WARRANT

         THIS CERTIFIES THAT, for value received, Physicians Insurance Company of Ohio, a Ohio corporation, is entitled to purchase a minimum of One Million Three Hundred Seventy-eight Thousand Eight Hundred Seventy Two (1,378,872) shares of Common Stock of PC QUOTE, INC., a Delaware corporation, at a price per share (the "Warrant Price") equal to $1.575, subject to adjustments and all other terms and conditions set forth in this Warrant.

         1. DEFINITIONS. As used herein, the following terms, unless the context otherwise requires, shall have the following meanings:

                  (a) "Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  (b) "Acquisition" shall mean any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

                  (c) "Commission" shall mean the Securities and Exchange Commission, or any other Federal agency at the time administering the Act.

                  (d) "Common Stock" shall mean shares of the Company's presently or subsequently authorized Common Stock, and any stock into which such Common Stock may hereafter be exchanged.

                  (e) "Company" shall mean PC QUOTE, INC., a Delaware corporation, and any corporation which shall succeed to or assume the obligations of PC QUOTE, INC., under this Warrant.

                  (f) "Date of Grant" shall mean December 18, 1998.

                  (g) "Exercise Date" shall mean the effective date of the delivery of the Notice of Exercise pursuant to Section 4 below.

                  (h) "Holder" shall mean any person who shall at the time be the registered holder of this Warrant.

                  (i) "Shares" shall mean shares of the Company's Common Stock, as described in the Company's Certificate of Incorporation.

         2. ISSUANCE OF WARRANT AND CONSIDERATION THEREFOR. This Warrant is issued in consideration for the renegotiation of the terms of a promissory note issued by the Company and held by PICO HOLDINGS, INC. ("PICO") and the purchase of preferred stock in the Company by PICO pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement") dated September 23, 1998 by and among the Company, PICO and PHYSICIANS INSURANCE COMPANY OF OHIO ("PHYSICIANS").

         3. TERM. The purchase right represented by this Warrant is exercisable only during the period commencing upon the Date of Grant and ending on April 30, 2005.

         4. METHOD OF EXERCISE AND PAYMENT.

                  (a) METHOD OF EXERCISE. Subject to Section 3 hereof and compliance with all applicable Federal and state securities laws, the purchase right represented by this Warrant may be exercised, in whole or in part and from time to time, by the Holder by (i) surrender of this Warrant and delivery of the Notice of Exercise (the form of which is attached hereto as EXHIBIT A), duly executed, to the principal office of the Company and (ii) payment to the Company of an amount equal to the product of the Warrant Price, as adjusted under
Section 5, multiplied by the number of Shares then being purchased pursuant to one of the payment methods permitted under Section 4(b) below.

                  (b) METHOD OF PAYMENT. Payment shall be made either (1) by check drawn on a United States bank and for United States funds made payable to the Company, or (2) by wire transfer of United States funds for the account of the Company.

                  (c) NET ISSUE EXERCISE. Notwithstanding any provisions herein to the contrary, in lieu of payment of the exercise price in cash, the Holder may elect to receive Shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with a properly endorsed notice of exercise and notice of such election in which event the Company shall issue to the Holder a number of Shares computed using the following formula:

                                     Y(A-B)
                                 X= ----------
                                        A




Where  X =     The number of shares of Common Stock to be issued to the Holder,
       Y =     The number of shares of Common Stock purchasable under the
               Warrant or, if only a portion of the Warrant is being
               exercised, the portion of the Warrant being canceled (at the date of such calculation),
       A =     The fair market value of one share of the Company's Common
               Stock (at the date of such
               calculation), and
       B =     The Warrant Price, as adjusted.

For purposes of the above calculation, fair market value of one Share shall be determined by the Company's Board of Directors in good faith; provided, however, that where there exists a public market for the Company's Common Stock at the time of such exercise, fair market value shall mean the average over the preceding twenty trading days (or such fewer number of days as such public market has existed) of the mean of the closing bid and asked prices on the over-the-counter market as reported by American Stock Exchange, or if the Common Stock is then traded on a national securities exchange other than the American Stock Exchange, the average over the preceding twenty trading days (or such fewer number of days as the Common Stock has been so traded) of the closing sale prices on the principal national securities exchange or the National Market on which it is so traded.

                  (d) DELIVERY OF CERTIFICATE. In the event of any exercise of the purchase right represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder within ten days of delivery of the Notice of Exercise and, unless this Warrant has been fully exercised or has expired, a new warrant representing the portion of the Shares with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder within such ten day period.

                  (e) NO FRACTIONAL SHARES. No fractional Shares shall be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment therefor upon the basis of the fair market value per Share as of the date of exercise.

                  (f) COMPANY'S REPRESENTATIONS.

                          (i) All Shares which may be issued upon the exercise
of the purchase right represented by this Warrant shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer under applicable federal and state securities laws. During the period within which the purchase right represented by this Warrant may be exercised, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of the purchase right represented by this Warrant, a sufficient number of Shares to provide for the exercise of the purchase right represented by this Warrant;

                         (ii) This Warrant has been duly authorized and executed
by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights;

                         (iii) The execution and delivery of this Warrant are
not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be inconsistent with the Company's Certificate of Incorporation or Bylaws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or require the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency (other than such consents, approvals, notices, actions, or filings as have already been obtained or made, as the case may be).

         5. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES. The number of securities issuable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

                  (a) ADJUSTMENT FOR DIVIDENDS IN STOCK. In case at any time or from time to time on or after the date hereof the holders of the Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock of the Company by way of dividend then, and in each case, the Holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of Shares receivable thereupon, and without payment of any additional consideration therefor, the amount of such other or additional stock of the Company which such Holder would hold on the date of such exercise had it been the holder of record of such Common Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such Shares and/or all other additional stock receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraphs (b) and (c) of this Section 5.

                  (b) ADJUSTMENT FOR RECLASSIFICATION OR REORGANIZATION. In case of any reclassification or change of the outstanding securities of the Company or of any consolidation, merger or reorganization of the Company on or after the date hereof, then and in each such case the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, consolidation, merger or reorganization, shall be entitled to receive, in lieu of or in addition to the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in paragraphs (a) and
(c); in each such case, the terms of this Section 5 shall be applicable to the shares of stock or other securities property receivable upon the exercise of this Warrant after such consummation.

                  (c) STOCK SPLITS AND REVERSE STOCK SPLITS. If, at any time on or after the date hereof, the Company shall subdivide its outstanding Shares into a greater number of Shares, the Warrant Price in effect immediately prior to such subdivision shall thereby be proportionately reduced and the number of Shares receivable upon exercise of this Warrant shall thereby be proportionately increased; and, conversely, if at any time on or after the date hereof the outstanding number of Shares shall be combined into a smaller number of Shares, the Warrant Price in effect immediately prior to such combination shall thereby be proportionately increased and the number of Shares receivable upon exercise of the Warrant shall be proportionately decreased.

                  (d) RIGHTS, OPTIONS OR WARRANTS. If the Company issues rights, options or warrants to all holders of its Shares, without any charge to such holders, entitling them (for a period expiring within 45 days after the record date mentioned below in this paragraph (d)) to subscribe for or to purchase Shares at a price per share lower than the then current market price per Share at the record date mentioned below (as defined in paragraph (f) below), the number of Shares thereafter purchasable upon exercise of each Warrant shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of Shares outstanding on such record date plus the number of additional Shares offered for subscription or purchase, and of which the denominator shall be the number of Shares outstanding on such record date plus the number of Shares which the aggregate offering price of the total number of Shares so offered would purchase at the then current market price per Share. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective retroactively to immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

                  (e) OTHER DISTRIBUTIONS. If the Company distributes to all holders of its Shares shares of stock other than Common Stock or evidences of its indebtedness or assets (excluding cash dividends payable out of consolidated earnings or retained earnings and dividends or distributions referred to in paragraph (a) above) or rights, options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase Shares (excluding those referenced in Section (2) above), then in each case the number of Shares thereafter issuable upon the exercise of each warrant shall be determined by multiplying the number of Shares theretofore issuable upon the exercise of each Warrant, by a fraction, of which the numerator shall be the current market price per Share (as defined in paragraph (f) below) on the record date mentioned below in this paragraph (e), and of which the denominator shall be the current market price per Share on such record date, less the then fair value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive) of the portion of the shares of stock other than the Common Stock or assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one Share. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to immediately after the record date for the determination of stockholders entitled to receive such distribution.

         (f) CURRENT MARKET PRICE. For the purposes of any computation under paragraphs (d) and (c) of this Section 5, the current market price per Share at any date shall be the average of the daily closing prices for fifteen consecutive trading days commencing twenty trading days before the date of such computation. The closing price for each day shall be the closing sale price or in case no such reported sale takes place on such day, the average of the closing bid and asked prices for such day, in either case on the American Stock Exchange or such other principal national securities exchange or National Market on which the Shares are listed or admitted to trading, or if they are not listed or admitted to trading on any national securities exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market, but are traded in the over-the-counter market, the average of the representative closing bid and asked quotations for the Common Stock, on the NASDAQ system or any comparable system, or, in case no sale is publicly reported, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers selected by the Company for that purpose.

                  (g) ADJUSTMENTS TO WARRANT PRICE. Whenever the number of Shares purchasable upon exercise of this Warrant is adjusted, as herein provided, the Warrant Price shall be adjusted by multiplying the Warrant Price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Shares so purchasable immediately thereafter.

                  (h) CERTIFICATE AS TO ADJUSTMENTS. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish the Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish the Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

         6.       ACQUISITIONS

                  (a) ASSUMPTION OF WARRANT. If upon the closing of any Acquisition the successor entity assumes the obligations of this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing.

                  (b) NONASSUMPTION. If upon the closing of any Acquisition the successor entity does not assume the obligations of this Warrant and the Holder has not otherwise exercised this Warrant in full, then the unexercised portion of this Warrant shall be deemed to have been automatically converted pursuant to
Section 4(c) and thereafter the Holder shall participate in the acquisition on the same terms as other holders of the same class of securities of the Company.

                  (c) PURCHASE RIGHT. Notwithstanding the foregoing, at the election of the Holder, the Company shall purchase the unexercised portion of this Warrant for cash upon the closing of any Acquisition for an amount equal to
(a) the fair market value of any consideration that would have been received by the Holder in consideration of the Shares had the Holder exercised the unexercised portion of this Warrant immediately before the record date for determining the stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Warrant Price of the Shares, but in no event less than zero.

         7.       NOTICES; INFORMATION; REGISTRATION.

                  (a) NOTICE OF CERTAIN EVENTS. If the Company proposes at any time (a) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of Common Stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give the Holder (1) at least 20 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Common Stock will be entitled thereto) or in respect of the matters referred to in (c) and (d) above for determining rights to vote, if any; (2) in the case of the matters referred to in (c) and (d) above at least 20 days prior written notice of the date when the same will take place (and specifying the date on which the holders of Common Stock will be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

                  (b) INFORMATION RIGHTS. So long as the Holder holds this Warrant and/or any of the Shares acquired on exercise of this Warrant, the Company shall deliver to the Holder (a) promptly after mailing, copies of all notices or other written communications to the stockholders of the Company, (b) within ninety days after the end of each fiscal year of the Company, the annual audited financial statements of the Company audited by independent public accountants of recognized standing and (c) within forty-five days after the end of each of the first three quarters of each fiscal year, the Company's quarterly, unaudited financial statements.

                  (c) REGISTRATION UNDER SECURITIES ACT OF 1933. The Company agrees that the Shares underlying this Warrant shall be "Registrable Securities" under that certain Registration Rights Agreement, dated December 18, 1998, among the Company, PICO and PHYSICIANS.

         8. COMPLIANCE WITH ACT; TRANSFERABILITY AND NEGOTIABILITY OF WARRANT; DISPOSITION OF SHARES.

                  (a) COMPLIANCE WITH ACT. The Holder, by acceptance hereof, agrees that this Warrant and the Shares to be issued upon the exercise hereof are being acquired solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof and that it will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon the exercise hereof except under circumstances which will not result in a violation of the Act. This Warrant and the Shares to be issued upon the exercise hereof (unless registered under the Act) shall be imprinted with a legend in substantially the following form:

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

In addition, this Warrant and the Shares to be issued upon the exercise hereof shall bear any legends required by the securities laws of any applicable states.

                  (b) TRANSFERABILITY AND NEGOTIABILITY OF WARRANT. This Warrant may not be transferred or assigned in whole or in part without compliance with all applicable federal and state securities laws by the transferor and the transferee (including the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, if reasonably requested by the Company and the transfer is to a person other than a general partner or affiliate of the initial Holder). Subject to the provisions of this Warrant with respect to compliance with the Act, title to this Warrant may be transferred by endorsement and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery. The Company shall act promptly to record transfers of this Warrant on its books, but the Company may treat the registered holder of this Warrant as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

                  (c) DISPOSITION OF SHARES. With respect to any offer, sale, transfer or other disposition of any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Shares, except for any such offer, sale, transfer or other disposition of Shares to an affiliate of the initial Holder, the Holder and each subsequent holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, and if such transfer is not pursuant to Rule 144, a written opinion of legal counsel for such holder, if requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification of such Shares. Notwithstanding the foregoing, such Shares may be offered, sold or otherwise disposed of in accordance with Rule 144, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 have been satisfied. Each certificate representing the Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a restrictive legend as to the applicable restrictions on transferability in order to insure compliance with the Act, unless in the aforesaid opinion of legal counsel for the holder, such legend is not required in order to insure compliance with the Act.

         9. RIGHTS OF STOCKHOLDERS. No Holder shall be entitled to vote or receive dividends or be deemed the holder of Shares or any other securities of the Company which may at any time be issuable on the exercise of this Warrant for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, consolidation, merger, transfer of assets or otherwise) or, except as expressly required herein, to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares issuable upon exercise hereof shall have become deliverable, as provided herein.

         10. REPLACEMENT OF WARRANTS. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

         11. EXCHANGE OF WARRANT. Subject to the other provisions of this Warrant, on surrender of this Warrant for exchange, and subject to the provisions of this Warrant with respect to compliance with the Act, the Company at its expense shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of Shares issuable upon exercise thereof.

         12. NOTICES. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such Holder from time to time.

         13. WAIVER. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

         14. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the State of California.

         15. TITLES AND SUBTITLES; FORMS OF PRONOUNS. The titles of the Sections and Subsections of this Warrant are for convenience only and are not to be considered in construing this Warrant. All pronouns used in this Warrant shall be deemed to include masculine, feminine and neuter forms.

         16. ATTORNEYS' FEES. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys' fees.

 Dated:  December 18, 1998.         PC QUOTE, INC., a Delaware corporation


                                    By:   /s/ Jim R. Porter
                                      -----------------------------------------
                                      Jim R. Porter, Chairman of the Board and
                                      Chief Executive Officer


                                    By:   /s/ John E. Juska
                                      -----------------------------------------
                                       John E. Juska, Secretary

                                    EXHIBIT A

                               NOTICE OF EXERCISE
                               ------------------

TO:  PC QUOTE, INC.

         1. The undersigned Holder of the attached Common Stock Purchase Warrant hereby elects to exercise its purchase right under such Warrant with respect to ________________ Shares, as defined in the Warrant.

         2. The undersigned Holder elects to pay the aggregate Warrant Price for such Shares (the "Exercise Shares") in the following manner:

                  [ ] by the enclosed check drawn on a United States bank and for United States funds made payable to the Company in the amount of $_____________;

                  [ ] by wire transfer of United States funds to the account of the Company in the amount of $___________, which transfer has been made before or simultaneously with the delivery of this Notice pursuant to the instructions of the Company; or

                  [ ]      pursuant to the Net Exercise provisions set forth in
                           Section 4(c) of the Warrant.

         3. Please issue a stock certificate or certificates representing the appropriate number of Shares in the name of the undersigned or in such other names as is specified below:

                                            Name:__________________________

                                            Address:_______________________
                                            _______________________________
                                            _______________________________

                                            TIN:___________________________


                                            HOLDER:


                                            By:____________________________
                                               Name:
                                               Title:
Date:______________________

                                                                       EXHIBIT D
                                                                       ---------

                          COMMON STOCK PURCHASE WARRANT
                                   REISSUED TO
                           CITATION INSURANCE COMPANY

                                                            Common Stock Warrant
                                                                  240,824 Shares

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

                                                       Void after April 30, 2005

                          COMMON STOCK PURCHASE WARRANT

         THIS CERTIFIES THAT, for value received, Citation Insurance Company, a California corporation, is entitled to purchase a minimum of Two Hundred Forty Thousand Eight Hundred Twenty Four (240,824) shares of Common Stock of PC QUOTE, INC., a Delaware corporation, at a price per share (the "Warrant Price") equal to $1.575, subject to adjustments and all other terms and conditions set forth in this Warrant.

         1. DEFINITIONS. As used herein, the following terms, unless the context otherwise requires, shall have the following meanings:

                  (a) "Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  (b) "Acquisition" shall mean any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

                  (c) "Commission" shall mean the Securities and Exchange Commission, or any other Federal agency at the time administering the Act.

                  (d) "Common Stock" shall mean shares of the Company's presently or subsequently authorized Common Stock, and any stock into which such Common Stock may hereafter be exchanged.

                  (e) "Company" shall mean PC QUOTE, INC., a Delaware corporation, and any corporation which shall succeed to or assume the obligations of PC QUOTE, INC., under this Warrant.

                  (f) "Date of Grant" shall mean December 18, 1998.

                  (g) "Exercise Date" shall mean the effective date of the delivery of the Notice of Exercise pursuant to Section 4 below.

                  (h) "Holder" shall mean any person who shall at the time be the registered holder of this Warrant.

                  (i) "Shares" shall mean shares of the Company's Common Stock, as described in the Company's Certificate of Incorporation.

         2. ISSUANCE OF WARRANT AND CONSIDERATION THEREFOR. This Warrant is issued in consideration for the renegotiation of the terms of a promissory note issued by the Company and held by PICO HOLDINGS, INC. ("PICO") and the purchase of preferred stock in the Company by PICO pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement") dated September 23, 1998 by and among the Company, PICO and PHYSICIANS INSURANCE COMPANY OF OHIO ("PHYSICIANS").

         3. TERM. The purchase right represented by this Warrant is exercisable only during the period commencing upon the Date of Grant and ending on April 30, 2005.

         4. METHOD OF EXERCISE AND PAYMENT.

                  (a) METHOD OF EXERCISE. Subject to Section 3 hereof and compliance with all applicable Federal and state securities laws, the purchase right represented by this Warrant may be exercised, in whole or in part and from time to time, by the Holder by (i) surrender of this Warrant and delivery of the Notice of Exercise (the form of which is attached hereto as EXHIBIT A), duly executed, to the principal office of the Company and (ii) payment to the Company of an amount equal to the product of the Warrant Price, as adjusted under
Section 5, multiplied by the number of Shares then being purchased pursuant to one of the payment methods permitted under Section 4(b) below.

                  (b) METHOD OF PAYMENT. Payment shall be made either (1) by check drawn on a United States bank and for United States funds made payable to the Company, or (2) by wire transfer of United States funds for the account of the Company.

                  (c) NET ISSUE EXERCISE. Notwithstanding any provisions herein to the contrary, in lieu of payment of the exercise price in cash, the Holder may elect to receive Shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with a properly endorsed notice of exercise and notice of such election in which event the Company shall issue to the Holder a number of Shares computed using the following formula:

                                     Y(A-B)
                                 X= ----------
                                        A


Where   X =     The number of shares of Common Stock to be issued to the Holder,
        Y =     The number of shares of Common Stock purchasable under the
                Warrant or, if only a portion of the Warrant is being
                exercised, the portion of the Warrant being canceled (at the date of such calculation),
        A =     The fair market value of one share of the Company's Common
                Stock (at the date of such calculation), and
        B =     The Warrant Price, as adjusted.

For purposes of the above calculation, fair market value of one Share shall be determined by the Company's Board of Directors in good faith; provided, however, that where there exists a public market for the Company's Common Stock at the time of such exercise, fair market value shall mean the average over the preceding twenty trading days (or such fewer number of days as such public market has existed) of the mean of the closing bid and asked prices on the over-the-counter market as reported by American Stock Exchange, or if the Common Stock is then traded on a national securities exchange other than the American Stock Exchange, the average over the preceding twenty trading days (or such fewer number of days as the Common Stock has been so traded) of the closing sale prices on the principal national securities exchange or the National Market on which it is so traded.

                  (d) DELIVERY OF CERTIFICATE. In the event of any exercise of the purchase right represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder within ten days of delivery of the Notice of Exercise and, unless this Warrant has been fully exercised or has expired, a new warrant representing the portion of the Shares with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder within such ten day period.

                  (e) NO FRACTIONAL SHARES. No fractional Shares shall be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment therefor upon the basis of the fair market value per Share as of the date of exercise.

                  (f) COMPANY'S REPRESENTATIONS.

                           (i) All Shares which may be issued upon the exercise
of the purchase right represented by this Warrant shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer under applicable federal and state securities laws. During the period within which the purchase right represented by this Warrant may be exercised, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of the purchase right represented by this Warrant, a sufficient number of Shares to provide for the exercise of the purchase right represented by this Warrant;

                         (ii) This Warrant has been duly authorized and executed
by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights;

                         (iii) The execution and delivery of this Warrant are
not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be inconsistent with the Company's Certificate of Incorporation or Bylaws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or require the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency (other than such consents, approvals, notices, actions, or filings as have already been obtained or made, as the case may be).

         5. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES. The number of securities issuable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

                  (a) ADJUSTMENT FOR DIVIDENDS IN STOCK. In case at any time or from time to time on or after the date hereof the holders of the Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock of the Company by way of dividend then, and in each case, the Holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of Shares receivable thereupon, and without payment of any additional consideration therefor, the amount of such other or additional stock of the Company which such Holder would hold on the date of such exercise had it been the holder of record of such Common Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such Shares and/or all other additional stock receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraphs (b) and (c) of this Section 5.

                  (b) ADJUSTMENT FOR RECLASSIFICATION OR REORGANIZATION. In case of any reclassification or change of the outstanding securities of the Company or of any consolidation, merger or reorganization of the Company on or after the date hereof, then and in each such case the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, consolidation, merger or reorganization, shall be entitled to receive, in lieu of or in addition to the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in paragraphs (a) and
(c); in each such case, the terms of this Section 5 shall be applicable to the shares of stock or other securities property receivable upon the exercise of this Warrant after such consummation.

                  (c) STOCK SPLITS AND REVERSE STOCK SPLITS. If, at any time on or after the date hereof, the Company shall subdivide its outstanding Shares into a greater number of Shares, the Warrant Price in effect immediately prior to such subdivision shall thereby be proportionately reduced and the number of Shares receivable upon exercise of this Warrant shall thereby be proportionately increased; and, conversely, if at any time on or after the date hereof the outstanding number of Shares shall be combined into a smaller number of Shares, the Warrant Price in effect immediately prior to such combination shall thereby be proportionately increased and the number of Shares receivable upon exercise of the Warrant shall be proportionately decreased.

                  (d) RIGHTS, OPTIONS OR WARRANTS. If the Company issues rights, options or warrants to all holders of its Shares, without any charge to such holders, entitling them (for a period expiring within 45 days after the record date mentioned below in this paragraph (d)) to subscribe for or to purchase Shares at a price per share lower than the then current market price per Share at the record date mentioned below (as defined in paragraph (f) below), the number of Shares thereafter purchasable upon exercise of each Warrant shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of Shares outstanding on such record date plus the number of additional Shares offered for subscription or purchase, and of which the denominator shall be the number of Shares outstanding on such record date plus the number of Shares which the aggregate offering price of the total number of Shares so offered would purchase at the then current market price per Share. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective retroactively to immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

                  (e) OTHER DISTRIBUTIONS. If the Company distributes to all holders of its Shares shares of stock other than Common Stock or evidences of its indebtedness or assets (excluding cash dividends payable out of consolidated earnings or retained earnings and dividends or distributions referred to in paragraph (a) above) or rights, options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase Shares (excluding those referenced in Section (2) above), then in each case the number of Shares thereafter issuable upon the exercise of each warrant shall be determined by multiplying the number of Shares theretofore issuable upon the exercise of each Warrant, by a fraction, of which the numerator shall be the current market price per Share (as defined in paragraph (f) below) on the record date mentioned below in this paragraph (e), and of which the denominator shall be the current market price per Share on such record date, less the then fair value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive) of the portion of the shares of stock other than the Common Stock or assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one Share. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to immediately after the record date for the determination of stockholders entitled to receive such distribution.

                  (f) CURRENT MARKET PRICE. For the purposes of any computation under paragraphs (d) and (c) of this Section 5, the current market price per Share at any date shall be the average of the daily closing prices for fifteen consecutive trading days commencing twenty trading days before the date of such computation. The closing price for each day shall be the closing sale price or in case no such reported sale takes place on such day, the average of the closing bid and asked prices for such day, in either case on the American Stock Exchange or such other principal national securities exchange or National Market on which the Shares are listed or admitted to trading, or if they are not listed or admitted to trading on any national securities exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market, but are traded in the over-the-counter market, the average of the representative closing bid and asked quotations for the Common Stock, on the NASDAQ system or any comparable system, or, in case no sale is publicly reported, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers selected by the Company for that purpose.

                  (g) ADJUSTMENTS TO WARRANT PRICE. Whenever the number of Shares purchasable upon exercise of this Warrant is adjusted, as herein provided, the Warrant Price shall be adjusted by multiplying the Warrant Price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Shares so purchasable immediately thereafter.

                  (h) CERTIFICATE AS TO ADJUSTMENTS. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish the Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish the Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

         6.       ACQUISITIONS

                  (a) ASSUMPTION OF WARRANT. If upon the closing of any Acquisition the successor entity assumes the obligations of this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing.

                  (b) NONASSUMPTION. If upon the closing of any Acquisition the successor entity does not assume the obligations of this Warrant and the Holder has not otherwise exercised this Warrant in full, then the unexercised portion of this Warrant shall be deemed to have been automatically converted pursuant to
Section 4(c) and thereafter the Holder shall participate in the acquisition on the same terms as other holders of the same class of securities of the Company.

                  (c) PURCHASE RIGHT. Notwithstanding the foregoing, at the election of the Holder, the Company shall purchase the unexercised portion of this Warrant for cash upon the closing of any Acquisition for an amount equal to
(a) the fair market value of any consideration that would have been received by the Holder in consideration of the Shares had the Holder exercised the unexercised portion of this Warrant immediately before the record date for determining the stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Warrant Price of the Shares, but in no event less than zero.

         7.       NOTICES; INFORMATION; REGISTRATION.

                  (a) NOTICE OF CERTAIN EVENTS. If the Company proposes at any time (a) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of Common Stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give the Holder (1) at least 20 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Common Stock will be entitled thereto) or in respect of the matters referred to in (c) and (d) above for determining rights to vote, if any; (2) in the case of the matters referred to in (c) and (d) above at least 20 days prior written notice of the date when the same will take place (and specifying the date on which the holders of Common Stock will be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

                  (b) INFORMATION RIGHTS. So long as the Holder holds this Warrant and/or any of the Shares acquired on exercise of this Warrant, the Company shall deliver to the Holder (a) promptly after mailing, copies of all notices or other written communications to the stockholders of the Company, (b) within ninety days after the end of each fiscal year of the Company, the annual audited financial statements of the Company audited by independent public accountants of recognized standing and (c) within forty-five days after the end of each of the first three quarters of each fiscal year, the Company's quarterly, unaudited financial statements.

                  (c) REGISTRATION UNDER SECURITIES ACT OF 1933. The Company agrees that the Shares underlying this Warrant shall be "Registrable Securities" under that certain Registration Rights Agreement, dated December 18, 1998, among the Company, PICO and PHYSICIANS.

         8. COMPLIANCE WITH ACT; TRANSFERABILITY AND NEGOTIABILITY OF WARRANT; DISPOSITION OF SHARES.

                  (a) COMPLIANCE WITH ACT. The Holder, by acceptance hereof, agrees that this Warrant and the Shares to be issued upon the exercise hereof are being acquired solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof and that it will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon the exercise hereof except under circumstances which will not result in a violation of the Act. This Warrant and the Shares to be issued upon the exercise hereof (unless registered under the Act) shall be imprinted with a legend in substantially the following form:

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

In addition, this Warrant and the Shares to be issued upon the exercise hereof shall bear any legends required by the securities laws of any applicable states.

                  (b) TRANSFERABILITY AND NEGOTIABILITY OF WARRANT. This Warrant may not be transferred or assigned in whole or in part without compliance with all applicable federal and state securities laws by the transferor and the transferee (including the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, if reasonably requested by the Company and the transfer is to a person other than a general partner or affiliate of the initial Holder). Subject to the provisions of this Warrant with respect to compliance with the Act, title to this Warrant may be transferred by endorsement and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery. The Company shall act promptly to record transfers of this Warrant on its books, but the Company may treat the registered holder of this Warrant as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

                  (c) DISPOSITION OF SHARES. With respect to any offer, sale, transfer or other disposition of any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Shares, except for any such offer, sale, transfer or other disposition of Shares to an affiliate of the initial Holder, the Holder and each subsequent holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, and if such transfer is not pursuant to Rule 144, a written opinion of legal counsel for such holder, if requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification of such Shares. Notwithstanding the foregoing, such Shares may be offered, sold or otherwise disposed of in accordance with Rule 144, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 have been satisfied. Each certificate representing the Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a restrictive legend as to the applicable restrictions on transferability in order to insure compliance with the Act, unless in the aforesaid opinion of legal counsel for the holder, such legend is not required in order to insure compliance with the Act.

         9. RIGHTS OF STOCKHOLDERS. No Holder shall be entitled to vote or receive dividends or be deemed the holder of Shares or any other securities of the Company which may at any time be issuable on the exercise of this Warrant for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, consolidation, merger, transfer of assets or otherwise) or, except as expressly required herein, to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares issuable upon exercise hereof shall have become deliverable, as provided herein.

         10. REPLACEMENT OF WARRANTS. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

         11. EXCHANGE OF WARRANT. Subject to the other provisions of this Warrant, on surrender of this Warrant for exchange, and subject to the provisions of this Warrant with respect to compliance with the Act, the Company at its expense shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of Shares issuable upon exercise thereof.

         12. NOTICES. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such Holder from time to time.

         13. WAIVER. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

         14. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the State of California.

         15. TITLES AND SUBTITLES; FORMS OF PRONOUNS. The titles of the Sections and Subsections of this Warrant are for convenience only and are not to be considered in construing this Warrant. All pronouns used in this Warrant shall be deemed to include masculine, feminine and neuter forms.

         16. ATTORNEYS' FEES. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys' fees.

         Dated:  December 18, 1998. PC QUOTE, INC., a Delaware corporation

                                    By:   /s/ Jim R. Porter
                                      -----------------------------------------
                                      Jim R. Porter, Chairman of the Board and
                                      Chief Executive Officer


                                    By:   /s/ John E. Juska
                                      -----------------------------------------
                                       John E. Juska, Secretary

                                    EXHIBIT A

                               NOTICE OF EXERCISE
                               ------------------

TO:  PC QUOTE, INC.

         1. The undersigned Holder of the attached Common Stock Purchase Warrant hereby elects to exercise its purchase right under such Warrant with respect to ________________ Shares, as defined in the Warrant.

         2. The undersigned Holder elects to pay the aggregate Warrant Price for such Shares (the "Exercise Shares") in the following manner:

                  [ ] by the enclosed check drawn on a United States bank and for United States funds made payable to the Company in the amount of $_____________;

                  [ ] by wire transfer of United States funds to the account of the Company in the amount of $___________, which transfer has been made before or simultaneously with the delivery of this Notice pursuant to the instructions of the Company; or

                  [ ]      pursuant to the Net Exercise provisions set forth in
                           Section 4(c) of the Warrant.

         3. Please issue a stock certificate or certificates representing the appropriate number of Shares in the name of the undersigned or in such other names as is specified below:

                                            Name:___________________________

                                            Address:_________________________

                                            _________________________________
                                            _________________________________

                                            TIN:____________________________


                                            HOLDER:


                                            By:______________________________
                                               Name:
                                               Title:
Date:______________________

                                                                       EXHIBIT E
                                                                       ---------

                          COMMON STOCK PURCHASE WARRANT
                                   REISSUED TO
                            SEQUOIA INSURANCE COMPANY

                                                            Common Stock Warrant
                                                                  240,824 Shares

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

                                                       Void after April 30, 2005

                          COMMON STOCK PURCHASE WARRANT

         THIS CERTIFIES THAT, for value received, Sequoia Insurance Company, a California corporation, is entitled to purchase a minimum of Two Hundred Forty Thousand Eight Hundred Twenty Four (240,824) shares of Common Stock of PC QUOTE, INC., a Delaware corporation, at a price per share (the "Warrant Price") equal to $1.575, subject to adjustments and all other terms and conditions set forth in this Warrant.

         1. DEFINITIONS. As used herein, the following terms, unless the context otherwise requires, shall have the following meanings:

                  (a) "Act" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  (b) "Acquisition" shall mean any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

                  (c) "Commission" shall mean the Securities and Exchange Commission, or any other Federal agency at the time administering the Act.

                  (d) "Common Stock" shall mean shares of the Company's presently or subsequently authorized Common Stock, and any stock into which such Common Stock may hereafter be exchanged.

                  (e) "Company" shall mean PC QUOTE, INC., a Delaware corporation, and any corporation which shall succeed to or assume the obligations of PC QUOTE, INC., under this Warrant.

                  (f) "Date of Grant" shall mean December 18, 1998.

                  (g) "Exercise Date" shall mean the effective date of the delivery of the Notice of Exercise pursuant to Section 4 below.

                  (h) "Holder" shall mean any person who shall at the time be the registered holder of this Warrant.

                  (i) "Shares" shall mean shares of the Company's Common Stock, as described in the Company's Certificate of Incorporation.

         2. ISSUANCE OF WARRANT AND CONSIDERATION THEREFOR. This Warrant is issued in consideration for the renegotiation of the terms of a promissory note issued by the Company and held by PICO HOLDINGS, INC. ("PICO") and the purchase of preferred stock in the Company by PICO pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement") dated September 23, 1998 by and among the Company, PICO and PHYSICIANS INSURANCE COMPANY OF OHIO ("PHYSICIANS").

         3. TERM. The purchase right represented by this Warrant is exercisable only during the period commencing upon the Date of Grant and ending on April 30, 2005.

         4. METHOD OF EXERCISE AND PAYMENT.

                  (a) METHOD OF EXERCISE. Subject to Section 3 hereof and compliance with all applicable Federal and state securities laws, the purchase right represented by this Warrant may be exercised, in whole or in part and from time to time, by the Holder by (i) surrender of this Warrant and delivery of the Notice of Exercise (the form of which is attached hereto as EXHIBIT A), duly executed, to the principal office of the Company and (ii) payment to the Company of an amount equal to the product of the Warrant Price, as adjusted under
Section 5, multiplied by the number of Shares then being purchased pursuant to one of the payment methods permitted under Section 4(b) below.

                  (b) METHOD OF PAYMENT. Payment shall be made either (1) by check drawn on a United States bank and for United States funds made payable to the Company, or (2) by wire transfer of United States funds for the account of the Company.

                  (c) NET ISSUE EXERCISE. Notwithstanding any provisions herein to the contrary, in lieu of payment of the exercise price in cash, the Holder may elect to receive Shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with a properly endorsed notice of exercise and notice of such election in which event the Company shall issue to the Holder a number of Shares computed using the following formula:

                                     Y(A-B)
                                X= ------------
                                        A



Where   X =     The number of shares of Common Stock to be issued to the Holder,
        Y =     The number of shares of Common Stock purchasable under the
                Warrant or, if only a portion of the Warrant is being
                exercised, the portion of the Warrant being canceled (at the date of such calculation),
        A =     The fair market value of one share of the Company's Common
                Stock (at the date of such calculation), and
        B =     The Warrant Price, as adjusted.

For purposes of the above calculation, fair market value of one Share shall be determined by the Company's Board of Directors in good faith; provided, however, that where there exists a public market for the Company's Common Stock at the time of such exercise, fair market value shall mean the average over the preceding twenty trading days (or such fewer number of days as such public market has existed) of the mean of the closing bid and asked prices on the over-the-counter market as reported by American Stock Exchange, or if the Common Stock is then traded on a national securities exchange other than the American Stock Exchange, the average over the preceding twenty trading days (or such fewer number of days as the Common Stock has been so traded) of the closing sale prices on the principal national securities exchange or the National Market on which it is so traded.

                  (d) DELIVERY OF CERTIFICATE. In the event of any exercise of the purchase right represented by this Warrant, certificates for the Shares so purchased shall be delivered to the Holder within ten days of delivery of the Notice of Exercise and, unless this Warrant has been fully exercised or has expired, a new warrant representing the portion of the Shares with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder within such ten day period.

                  (e) NO FRACTIONAL SHARES. No fractional Shares shall be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment therefor upon the basis of the fair market value per Share as of the date of exercise.

                  (f) COMPANY'S REPRESENTATIONS.

                          (i) All Shares which may be issued upon the exercise
of the purchase right represented by this Warrant shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer under applicable federal and state securities laws. During the period within which the purchase right represented by this Warrant may be exercised, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of the purchase right represented by this Warrant, a sufficient number of Shares to provide for the exercise of the purchase right represented by this Warrant;

                         (ii) This Warrant has been duly authorized and executed
by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights;

                         (iii) The execution and delivery of this Warrant are
not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be inconsistent with the Company's Certificate of Incorporation or Bylaws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or require the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency (other than such consents, approvals, notices, actions, or filings as have already been obtained or made, as the case may be).

         5. ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES. The number of securities issuable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

                  (a) ADJUSTMENT FOR DIVIDENDS IN STOCK. In case at any time or from time to time on or after the date hereof the holders of the Common Stock of the Company (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock of the Company by way of dividend then, and in each case, the Holder of this Warrant shall, upon the exercise hereof, be entitled to receive, in addition to the number of Shares receivable thereupon, and without payment of any additional consideration therefor, the amount of such other or additional stock of the Company which such Holder would hold on the date of such exercise had it been the holder of record of such Common Stock on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such Shares and/or all other additional stock receivable by it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraphs (b) and (c) of this Section 5.

                  (b) ADJUSTMENT FOR RECLASSIFICATION OR REORGANIZATION. In case of any reclassification or change of the outstanding securities of the Company or of any consolidation, merger or reorganization of the Company on or after the date hereof, then and in each such case the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, consolidation, merger or reorganization, shall be entitled to receive, in lieu of or in addition to the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in paragraphs (a) and
(c); in each such case, the terms of this Section 5 shall be applicable to the shares of stock or other securities property receivable upon the exercise of this Warrant after such consummation.

                  (c) STOCK SPLITS AND REVERSE STOCK SPLITS. If, at any time on or after the date hereof, the Company shall subdivide its outstanding Shares into a greater number of Shares, the Warrant Price in effect immediately prior to such subdivision shall thereby be proportionately reduced and the number of Shares receivable upon exercise of this Warrant shall thereby be proportionately increased; and, conversely, if at any time on or after the date hereof the outstanding number of Shares shall be combined into a smaller number of Shares, the Warrant Price in effect immediately prior to such combination shall thereby be proportionately increased and the number of Shares receivable upon exercise of the Warrant shall be proportionately decreased.

                  (d) RIGHTS, OPTIONS OR WARRANTS. If the Company issues rights, options or warrants to all holders of its Shares, without any charge to such holders, entitling them (for a period expiring within 45 days after the record date mentioned below in this paragraph (d)) to subscribe for or to purchase Shares at a price per share lower than the then current market price per Share at the record date mentioned below (as defined in paragraph (f) below), the number of Shares thereafter purchasable upon exercise of each Warrant shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of each Warrant by a fraction, of which the numerator shall be the number of Shares outstanding on such record date plus the number of additional Shares offered for subscription or purchase, and of which the denominator shall be the number of Shares outstanding on such record date plus the number of Shares which the aggregate offering price of the total number of Shares so offered would purchase at the then current market price per Share. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective retroactively to immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

                  (e) OTHER DISTRIBUTIONS. If the Company distributes to all holders of its Shares shares of stock other than Common Stock or evidences of its indebtedness or assets (excluding cash dividends payable out of consolidated earnings or retained earnings and dividends or distributions referred to in paragraph (a) above) or rights, options or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase Shares (excluding those referenced in Section (2) above), then in each case the number of Shares thereafter issuable upon the exercise of each warrant shall be determined by multiplying the number of Shares theretofore issuable upon the exercise of each Warrant, by a fraction, of which the numerator shall be the current market price per Share (as defined in paragraph (f) below) on the record date mentioned below in this paragraph (e), and of which the denominator shall be the current market price per Share on such record date, less the then fair value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive) of the portion of the shares of stock other than the Common Stock or assets or evidences of indebtedness so distributed or of such subscription rights, options or warrants, or of such convertible or exchangeable securities applicable to one Share. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to immediately after the record date for the determination of stockholders entitled to receive such distribution.

                   (f) CURRENT MARKET PRICE. For the purposes of any computation under paragraphs (d) and (c) of this Section 5, the current market price per Share at any date shall be the average of the daily closing prices for fifteen consecutive trading days commencing twenty trading days before the date of such computation. The closing price for each day shall be the closing sale price or in case no such reported sale takes place on such day, the average of the closing bid and asked prices for such day, in either case on the American Stock Exchange or such other principal national securities exchange or National Market on which the Shares are listed or admitted to trading, or if they are not listed or admitted to trading on any national securities exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market, but are traded in the over-the-counter market, the average of the representative closing bid and asked quotations for the Common Stock, on the NASDAQ system or any comparable system, or, in case no sale is publicly reported, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers selected by the Company for that purpose.

                  (g) ADJUSTMENTS TO WARRANT PRICE. Whenever the number of Shares purchasable upon exercise of this Warrant is adjusted, as herein provided, the Warrant Price shall be adjusted by multiplying the Warrant Price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Shares so purchasable immediately thereafter.

                  (h) CERTIFICATE AS TO ADJUSTMENTS. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish the Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish the Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

         6. ACQUISITIONS

                  (a) ASSUMPTION OF WARRANT. If upon the closing of any Acquisition the successor entity assumes the obligations of this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing.

                  (b) NONASSUMPTION. If upon the closing of any Acquisition the successor entity does not assume the obligations of this Warrant and the Holder has not otherwise exercised this Warrant in full, then the unexercised portion of this Warrant shall be deemed to have been automatically converted pursuant to
Section 4(c) and thereafter the Holder shall participate in the acquisition on the same terms as other holders of the same class of securities of the Company.

                  (c) PURCHASE RIGHT. Notwithstanding the foregoing, at the election of the Holder, the Company shall purchase the unexercised portion of this Warrant for cash upon the closing of any Acquisition for an amount equal to
(a) the fair market value of any consideration that would have been received by the Holder in consideration of the Shares had the Holder exercised the unexercised portion of this Warrant immediately before the record date for determining the stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Warrant Price of the Shares, but in no event less than zero.

         7. NOTICES; INFORMATION; REGISTRATION.

                  (a) NOTICE OF CERTAIN EVENTS. If the Company proposes at any time (a) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (c) to effect any reclassification or recapitalization of Common Stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give the Holder (1) at least 20 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Common Stock will be entitled thereto) or in respect of the matters referred to in (c) and (d) above for determining rights to vote, if any; (2) in the case of the matters referred to in (c) and (d) above at least 20 days prior written notice of the date when the same will take place (and specifying the date on which the holders of Common Stock will be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

                  (b) INFORMATION RIGHTS. So long as the Holder holds this Warrant and/or any of the Shares acquired on exercise of this Warrant, the Company shall deliver to the Holder (a) promptly after mailing, copies of all notices or other written communications to the stockholders of the Company, (b) within ninety days after the end of each fiscal year of the Company, the annual audited financial statements of the Company audited by independent public accountants of recognized standing and (c) within forty-five days after the end of each of the first three quarters of each fiscal year, the Company's quarterly, unaudited financial statements.

                  (c) REGISTRATION UNDER SECURITIES ACT OF 1933. The Company agrees that the Shares underlying this Warrant shall be "Registrable Securities" under that certain Registration Rights Agreement, dated December 18, 1998, among the Company, PICO and PHYSICIANS.

         8. COMPLIANCE WITH ACT; TRANSFERABILITY AND NEGOTIABILITY OF WARRANT; DISPOSITION OF SHARES.

                  (a) COMPLIANCE WITH ACT. The Holder, by acceptance hereof, agrees that this Warrant and the Shares to be issued upon the exercise hereof are being acquired solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof and that it will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon the exercise hereof except under circumstances which will not result in a violation of the Act. This Warrant and the Shares to be issued upon the exercise hereof (unless registered under the Act) shall be imprinted with a legend in substantially the following form:

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

In addition, this Warrant and the Shares to be issued upon the exercise hereof shall bear any legends required by the securities laws of any applicable states.

                  (b) TRANSFERABILITY AND NEGOTIABILITY OF WARRANT. This Warrant may not be transferred or assigned in whole or in part without compliance with all applicable federal and state securities laws by the transferor and the transferee (including the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, if reasonably requested by the Company and the transfer is to a person other than a general partner or affiliate of the initial Holder). Subject to the provisions of this Warrant with respect to compliance with the Act, title to this Warrant may be transferred by endorsement and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery. The Company shall act promptly to record transfers of this Warrant on its books, but the Company may treat the registered holder of this Warrant as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

                  (c) DISPOSITION OF SHARES. With respect to any offer, sale, transfer or other disposition of any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Shares, except for any such offer, sale, transfer or other disposition of Shares to an affiliate of the initial Holder, the Holder and each subsequent holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, and if such transfer is not pursuant to Rule 144, a written opinion of legal counsel for such holder, if requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification of such Shares. Notwithstanding the foregoing, such Shares may be offered, sold or otherwise disposed of in accordance with Rule 144, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 have been satisfied. Each certificate representing the Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a restrictive legend as to the applicable restrictions on transferability in order to insure compliance with the Act, unless in the aforesaid opinion of legal counsel for the holder, such legend is not required in order to insure compliance with the Act.

         9. RIGHTS OF STOCKHOLDERS. No Holder shall be entitled to vote or receive dividends or be deemed the holder of Shares or any other securities of the Company which may at any time be issuable on the exercise of this Warrant for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, consolidation, merger, transfer of assets or otherwise) or, except as expressly required herein, to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares issuable upon exercise hereof shall have become deliverable, as provided herein.

         10. REPLACEMENT OF WARRANTS. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

         11. EXCHANGE OF WARRANT. Subject to the other provisions of this Warrant, on surrender of this Warrant for exchange, and subject to the provisions of this Warrant with respect to compliance with the Act, the Company at its expense shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of Shares issuable upon exercise thereof.

         12. NOTICES. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such Holder from time to time.

         13. WAIVER. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

         14. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the State of California.

         15. TITLES AND SUBTITLES; FORMS OF PRONOUNS. The titles of the Sections and Subsections of this Warrant are for convenience only and are not to be considered in construing this Warrant. All pronouns used in this Warrant shall be deemed to include masculine, feminine and neuter forms.

         16. ATTORNEYS' FEES. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys' fees.

Dated:  December 18, 1998.         PC QUOTE, INC., a Delaware corporation


                                    By:   /s/ Jim R. Porter
                                       ----------------------------------------
                                         Jim R. Porter, Chairman of the Board
                                         and Chief Executive Officer


                                    By:   /s/ John E. Juska
                                       ----------------------------------------
                                         John E. Juska, Secretary

                                    EXHIBIT A

                               NOTICE OF EXERCISE
                               ------------------

TO:  PC QUOTE, INC.

         1. The undersigned Holder of the attached Common Stock Purchase Warrant hereby elects to exercise its purchase right under such Warrant with respect to ________________ Shares, as defined in the Warrant.

         2. The undersigned Holder elects to pay the aggregate Warrant Price for such Shares (the "Exercise Shares") in the following manner:

                  [ ] by the enclosed check drawn on a United States bank and for United States funds made payable to the Company in the amount of $_____________;

                  [ ] by wire transfer of United States funds to the account of the Company in the amount of $___________, which transfer has been made before or simultaneously with the delivery of this Notice pursuant to the instructions of the Company; or

                  [ ]      pursuant to the Net Exercise provisions set forth in
                           Section 4(c) of the Warrant.

         3. Please issue a stock certificate or certificates representing the appropriate number of Shares in the name of the undersigned or in such other names as is specified below:

                                          Name:__________________________

                                          Address:_______________________
                                          _______________________________
                                          _______________________________

                                          TIN:___________________________


                                          HOLDER:


                                          By:____________________________
                                             Name:
                                             Title:
Date:______________________